UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 24F-2
Annual Notice of Securities Sold
Pursuant to Rule 24f-2

Read instructions at end of Form before preparing Form. Please print or type.

1.   Name and address of issuer:

      Dreyfus Growth and Value Funds, Inc.
      200 Park Avenue
      New York, NY 10166

2.   The name of each series or class of securities for which this Form is filed (If the
      form is being filed for all series and classes of securities of the issuer, check the
      box but do not list series or classes):   [X]

3.   Investment Company Act File Number: 811-7123

      Securities Act File Number: 33-51061

4(a). Last day of fiscal year for which this notice is filed:

         August 31, 2005

4(b). [   ] Check box if this Form is being filed late (i.e. more than 90 calendar days after
       the end of the issuer's fiscal year). (See Instruction A.2)

Note: If the Form is being filed late, interest must be paid on the registration fee due.

4(c). [   ] Check box if this is the last time the issuer will be filing this Form.

Dreyfus Emerging Leaders Fund
5.   Calculation of registration fee:

      (I)   Aggregate sale price of securities sold during the $ 124,224,914
            fiscal year pursuant to section 24(f):   ---------------

      (ii) Aggregate price of securities redeemed or $ (548,335,097)
            repurchased during the fiscal year: ---------------

      (iii) Aggregate price of securities redeemed or $ (424,185,070)
            repurchased during any PRIOR fiscal year ending no   ---------------
            earlier than October 11, 1995 that were not
            previously used to reduce registration fees payable
            to the Commission:

      (iv) Total available redemption credits [add Items 5(ii) $ (972,520,167)
            and 5(iii):   --------------

      (v)   Net Sales – if Item 5(I) is greater than Item 5(iv) $ 0
            [subtract Item 5(iv) from Item 5(i)]:   ---------------

      (vi) Redemption credits available for use in future $ (848,295,253)
            years -- if Item 5(i) is less than Item 5(iv)   ---------------
            [subtract Item 5(iv) from Item 5(I)]:

(vii) Multiplier for determining registration fee (See Instruction C.9): X .00011770

(viii) Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due): =$ 0
==============

6. If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

+$ N/A
----

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

=$ 0
============

Dreyfus Midcap Value Fund
5. Calculation of registration fee:

(I) Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f): $ 343,010,936

(ii) Aggregate price of securities redeemed or repurchased during the fiscal year: $ (383,120,676)

(iii) Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission: $ (9,118,402)

(iv) Total available redemption credits [add Items 5(ii) and 5(iii): $ (392,239,078)

(v) Net Sales – if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]: $ -0-
----

(vi) Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]: $ (49,228,142)

(vii) Multiplier for determining registration fee (See Instruction C.9): X .00011770

(viii) Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due): =$ 0
==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                              +$ N/A
                                                              ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                              =$ 0
                                                              =============

Dreyfus Premier Midcap Value Fund – Class A (FORMELY Dreyfus Midcap Value Plus Fund)
5.   Calculation of registration fee:

     (I)   Aggregate sale price of securities sold during the $ 3,661,335
           fiscal year pursuant to section 24(f):   --------------

     (ii) Aggregate price of securities redeemed or $ (4,929,564)
           repurchased during the fiscal year: --------------

     (iii) Aggregate price of securities redeemed or $ -0-
           repurchased during any PRIOR fiscal year ending no   --------------
           earlier than October 11, 1995 that were not
           previously used to reduce registration fees payable
           to the Commission:

     (iv) Total available redemption credits [add Items 5(ii) $ (4,929,564)
           and 5(iii):

     (v)   Net Sales – if Item 5(I) is greater than Item 5(iv)
           [subtract Item 5(iv) from Item 5(i)]: $ -0-

     (vi) Redemption credits available for use in future $(1,268,229)
           years – if Item 5(i) is less than Item 5(iv)   --------------
           [subtract Item 5(iv) from Item 5(I)]:

     (vii) Multiplier for determining registration fee (See   X   .0001177
           Instruction C.9):   -------------

     (viii) Registration fee due (multiply Item 5(v) by Item   =$ -0-
            5(vii) (enter "0" if no fee is due):   =============

6.   If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
     issuer's fiscal year (See Instruction D):

                                                                    +$ N/A
                                                                    ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
     plus line 7]:

                                                                    =$ -0-
                                                                    =============

Dreyfus Premier Midcap Value Fund – Class B (FORMELY Dreyfus Midcap Value Plus Fund)

5.   Calculation of registration fee:

     (I)   Aggregate sale price of securities sold during the $ 270,703
            fiscal year pursuant to section 24(f):   --------------

     (ii)   Aggregate price of securities redeemed or
            repurchased during the fiscal year: $ (54,281)

     (iii) Aggregate price of securities redeemed or
            repurchased during any PRIOR fiscal year ending no $ -0-
            earlier than October 11, 1995 that were not   --------------
            previously used to reduce registration fees payable
            to the Commission:

     (iv)   Total available redemption credits [add Items 5(ii)
            and 5(iii): $ (54,281)

     (v)   Net Sales – if Item 5(I) is greater than Item 5(iv)
            [subtract Item 5(iv) from Item 5(i)]: $ 216,422

     (vi)   Redemption credits available for use in future $(-)
            years – if Item 5(i) is less than Item 5(iv)   --------------
            [subtract Item 5(iv) from Item 5(I)]:

     (vii) Multiplier for determining registration fee (See   X   .00011770
            Instruction C.9):   -------------

     (viii) Registration fee due (multiply Item 5(v) by Item   =$ 25.47
            5(vii) (enter "0" if no fee is due):   =============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
     were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
     before October 11, 1997, then report the amount of securities (number of shares or
     other units) deducted here: -0-. If there is a number of shares or other units that
     were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
     for which this form is filed that are available for use by the issuer in future fiscal
     years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
     issuer's fiscal year (See Instruction D):

                                                                    +$ N/A
                                                                    ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
     plus line 7]:

                                                                    =$ 25.47
                                                                    =============

4

Dreyfus Premier Midcap Value Fund – Class C (FORMELY Dreyfus Midcap Value Plus Fund)
5.   Calculation of registration fee:

     (I)   Aggregate sale price of securities sold during the $308,789
            fiscal year pursuant to section 24(f):   --------------

     (ii)   Aggregate price of securities redeemed or $ (1,945)
            repurchased during the fiscal year: --------------

     (iii) Aggregate price of securities redeemed or $ -0-
            repurchased during any PRIOR fiscal year ending no   --------------
            earlier than October 11, 1995 that were not
            previously used to reduce registration fees payable
            to the Commission:

     (iv)   Total available redemption credits [add Items 5(ii) $ (1,945)
            and 5(iii):

     (v)   Net Sales – if Item 5(I) is greater than Item 5(iv) $ 306,844
            [subtract Item 5(iv) from Item 5(i)]:   --------------

     (vi)   Redemption credits available for use in future $(-)
            years – if Item 5(i) is less than Item 5(iv)   --------------
            [subtract Item 5(iv) from Item 5(I)]:

     (vii) Multiplier for determining registration fee (See   X .0001177
            Instruction C.9):   --------------

    (viii) Registration fee due (multiply Item 5(v) by Item   =$ 36.12
            5(vii) (enter "0" if no fee is due):   ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
       were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
       before October 11, 1997, then report the amount of securities (number of shares or
       other units) deducted here: -0-. If there is a number of shares or other units that
       were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
       for which this form is filed that are available for use by the issuer in future fiscal
       years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
       issuer's fiscal year (See Instruction D):
                                          +$ N/A
                                        ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
       plus line 7]:
                                          =$ 36.12
                                         ============

Dreyfus Premier Midcap Value Fund – Class R (FORMELY Dreyfus Midcap Value Plus Fund)
5.   Calculation of registration fee:

     (I)   Aggregate sale price of securities sold during the $ 4,318
            fiscal year pursuant to section 24(f):   --------------

     (ii)   Aggregate price of securities redeemed or $ -0-
            repurchased during the fiscal year: --------------

(iii)	Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:	$ -0- --------------
(iv)	Total available redemption credits [add Items 5(ii) and 5(iii):	$ -0- --------------
(v)	Net Sales – if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:	$ 4,318 --------------
(vi)	Redemption credits available for use in future years – if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:	$(-) --------------
(vii)	Multiplier for determining registration fee (See Instruction C.9):	X .0001177 -------------
(viii)	Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):	=$ .51 =============

6. If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

   +$ N/A
   ----

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

   =$ .51
   =============

Dreyfus Premier Midcap Value Fund – Class T (FORMELY Dreyfus Midcap Value Plus Fund)
5.   Calculation of registration fee:

(I)	Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):	$34,106 --------------
(ii)	Aggregate price of securities redeemed or repurchased during the fiscal year:	$ (4,729) --------------
(iii)	Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:	$ -0- --------------
(iv)	Total available redemption credits [add Items 5(ii) and 5(iii):	$ (4,729) -------------

           (v)   Net Sales – if Item 5(I) is greater than Item 5(iv)
                 [subtract Item 5(iv) from Item 5(i)]: $ 29,377

           (vi) Redemption credits available for use in future $(-)
                 years – if Item 5(i) is less than Item 5(iv)   --------------
                 [subtract Item 5(iv) from Item 5(I)]:

           (vii) Multiplier for determining registration fee (See   X .00011770
                 Instruction C.9):   -------------

           (viii) Registration fee due (multiply Item 5(v) by Item   =$ 3.46
                  5(vii) (enter "0" if no fee is due):   =============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
      were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
      before October 11, 1997, then report the amount of securities (number of shares or
      other units) deducted here: -0-. If there is a number of shares or other units that
      were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
      for which this form is filed that are available for use by the issuer in future fiscal
      years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
      issuer's fiscal year (See Instruction D):
                                                                        +$ N/A
                                                                       ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
      plus line 7]:
                                                                         =$ 3.46
                                                                         =============

Dreyfus Small Company Value Fund
5.   Calculation of registration fee:

           (I)   Aggregate sale price of securities sold during the $ 14,929,660
                 fiscal year pursuant to section 24(f):   --------------

           (ii) Aggregate price of securities redeemed or $ (54,862,393)
                 repurchased during the fiscal year: --------------

           (iii) Aggregate price of securities redeemed or $ (166,383,055)
                 repurchased during any PRIOR fiscal year ending no   --------------
                 earlier than October 11, 1995 that were not
                 previously used to reduce registration fees payable
                 to the Commission:

           (iv) Total available redemption credits [add Items 5(ii) $ (221,245,448)
                 and 5(iii):   --------------

           (v)   Net Sales – if Item 5(I) is greater than Item 5(iv) $
                 [subtract Item 5(iv) from Item 5(i)]:   --------------

           (vi) Redemption credits available for use in future $ (206,315,788)
                 years -- if Item 5(I) is less than Item 5(iv)   --------------
                 [subtract Item 5(iv) from Item 5(I)]:

    (vii) Multiplier for determining registration fee (See   X   .0001177
           Instruction C.9):   --------------

    (viii) Registration fee due (multiply Item 5(v) by Item   =$ 0
           5(vii) (enter "0" if no fee is due):   ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
       were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
       before October 11, 1997, then report the amount of securities (number of shares or
       other units) deducted here: -0-. If there is a number of shares or other units that
       were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
       for which this form is filed that are available for use by the issuer in future fiscal
       years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
       issuer's fiscal year (See Instruction D):
                                                                +$ N/A
                                                                  ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
       plus line 7]:
                                                                =$ 0
                                                                  =============

Dreyfus Premier Future Leaders Fund – Class A
5.   Calculation of registration fee:

    (I)   Aggregate sale price of securities sold during the $ 34,339,004
           fiscal year pursuant to section 24(f):   --------------

    (ii)   Aggregate price of securities redeemed or $ (52,358,450)
           repurchased during the fiscal year: --------------

    (iii) Aggregate price of securities redeemed or $ -0-
           repurchased during any PRIOR fiscal year ending no   --------------
           earlier than October 11, 1995 that were not
           previously used to reduce registration fees payable
           to the Commission:

    (iv)   Total available redemption credits [add Items 5(ii) $(52,358,450)
           and 5(iii):   --------------

    (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $ -0-
           [subtract Item 5(iv) from Item 5(i)]:   --------------

    (vi)   Redemption credits available for use in future $(18,019,446)
           years -- if Item 5(I) is less than Item 5(iv)   --------------
           [subtract Item 5(iv) from Item 5(I)]:

    (vii) Multiplier for determining registration fee (See   X   .0001177
           Instruction C.9):   --------------

    (viii) Registration fee due (multiply Item 5(v) by Item   =$ -0-
           5(vii) (enter "0" if no fee is due):   ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
      were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
      before October 11, 1997, then report the amount of securities (number of shares or
      other units) deducted here: -0-. If there is a number of shares or other units that
      were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
      for which this form is filed that are available for use by the issuer in future fiscal
      years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
      issuer's fiscal year (See Instruction D):

                                                                    +$ N/A
                                                                       ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
      plus line 7]:

                                                                    =$ -0-
                                                                       =============

      Dreyfus Premier Future Leaders Fund – Class B
5.   Calculation of registration fee:

      (I)   Aggregate sale price of securities sold during the $ 2,889,715
            fiscal year pursuant to section 24(f):   --------------

      (ii) Aggregate price of securities redeemed or $ (8,448,947)
            repurchased during the fiscal year: --------------

      (iii) Aggregate price of securities redeemed or $ -0-
            repurchased during any PRIOR fiscal year ending no   --------------
            earlier than October 11, 1995 that were not
            previously used to reduce registration fees payable
            to the Commission:

      (iv) Total available redemption credits [add Items 5(ii) $ (8,448,947)
            and 5(iii):   --------------

      (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $ -0-
            [subtract Item 5(iv) from Item 5(i)]:   --------------

      (vi) Redemption credits available for use in future $ (5,559,232)
            years -- if Item 5(I) is less than Item 5(iv)   --------------
            [subtract Item 5(iv) from Item 5(I)]:

      (vii) Multiplier for determining registration fee (See   X   .0001177
            Instruction C.9):   --------------

      (viii) Registration fee due (multiply Item 5(v) by Item   =$
            5(vii) (enter "0" if no fee is due):   =============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
      were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
      before October 11, 1997, then report the amount of securities (number of shares or
      other units) deducted here: -0-. If there is a number of shares or other units that
      were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
      for which this form is filed that are available for use by the issuer in future fiscal
      years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
      issuer's fiscal year (See Instruction D):

```
                                                         +$    N/A
                                                       -------------
```

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
      plus line 7]:
```
                                                       =$ -0-
                                                       ============
```

Dreyfus Premier Future Leaders Fund – Class C

5.   Calculation of registration fee:

      (I)   Aggregate sale price of securities sold during the $ 5,955,863
             fiscal year pursuant to section 24(f):   --------------

      (ii)   Aggregate price of securities redeemed or $ (6,820,903)
             repurchased during the fiscal year: --------------

      (iii) Aggregate price of securities redeemed or $ -0-
             repurchased during any PRIOR fiscal year ending no   --------------
             earlier than October 11, 1995 that were not
             previously used to reduce registration fees payable
             to the Commission:

      (iv)   Total available redemption credits [add Items 5(ii) $ (6,820,903)
             and 5(iii):   --------------

      (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $ -0-
             [subtract Item 5(iv) from Item 5(i)]:   --------------

      (vi)   Redemption credits available for use in future $(865,041)
             years -- if Item 5(I) is less than Item 5(iv)   --------------
             [subtract Item 5(iv) from Item 5(I)]:

      (vii) Multiplier for determining registration fee (See   X   .0001177
             Instruction C.9):   --------------

      (viii) Registration fee due (multiply Item 5(v) by Item   =$ -0-
             5(vii) (enter "0" if no fee is due):   ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
      were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
      before October 11, 1997, then report the amount of securities (number of shares or
      other units) deducted here: -0-. If there is a number of shares or other units that
      were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
      for which this form is filed that are available for use by the issuer in future fiscal
      years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
      issuer's fiscal year (See Instruction D):
```
                                                         +$    N/A
                                                       -------------
```

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
      plus line 7]:
```
                                                       =$ -0-
                                                       ============
```

Dreyfus Premier Future Leaders Fund – Class R

5.   Calculation of registration fee:

(I)   Aggregate sale price of securities sold during the $ 8,314,976
      fiscal year pursuant to section 24(f):   --------------

(ii) Aggregate price of securities redeemed or $ (76,035,359)
      repurchased during the fiscal year: --------------

(iii) Aggregate price of securities redeemed or $ (21,029,845)
      repurchased during any PRIOR fiscal year ending no   --------------
      earlier than October 11, 1995 that were not
      previously used to reduce registration fees payable
      to the Commission:

(iv) Total available redemption credits [add Items 5(ii) $ (97,065,204)
      and 5(iii):   -------------

(v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $ 0
      [subtract Item 5(iv) from Item 5(i)]:   --------------

(vi) Redemption credits available for use in future $(88,750,228)
      years -- if Item 5(I) is less than Item 5(iv)   --------------
      [subtract Item 5(iv) from Item 5(I)]:

(vii) Multiplier for determining registration fee (See   X   .0001177
      Instruction C.9):   --------------

(viii) Registration fee due (multiply Item 5(v) by Item   =$ 0
       5(vii) (enter "0" if no fee is due):   =============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
      were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
      before October 11, 1997, then report the amount of securities (number of shares or
      other units) deducted here: -0-. If there is a number of shares or other units that
      were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
      for which this form is filed that are available for use by the issuer in future fiscal
      years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
      issuer's fiscal year (See Instruction D):
                                                                 +$ N/A
                                                                 ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
      plus line 7]:
                                                                 =$ 0
                                                                 =============

      Dreyfus Premier Future Leaders Fund – Class T
5.   Calculation of registration fee:

      (I)   Aggregate sale price of securities sold during the $ 634,870
            fiscal year pursuant to section 24(f):   --------------

      (ii) Aggregate price of securities redeemed or $ (421,464)
            repurchased during the fiscal year: --------------

      (iii) Aggregate price of securities redeemed or $
            repurchased during any PRIOR fiscal year ending no   --------------
            earlier than October 11, 1995 that were not

11

previously used to reduce registration fees payable
to the Commission:

(iv) Total available redemption credits [add Items 5(ii) $ (421,464)
and 5(iii):   --------------

(v) Net Sales - if Item 5(I) is greater than Item 5(iv) $ 213,406
[subtract Item 5(iv) from Item 5(i)]:   --------------

(vi) Redemption credits available for use in future $(-)
years -- if Item 5(I) is less than Item 5(iv)   --------------
[subtract Item 5(iv) from Item 5(I)]:

(vii) Multiplier for determining registration fee (See   X   .0001177
Instruction C.9):   --------------

(viii) Registration fee due (multiply Item 5(v) by Item   =$ 25.12
5(vii) (enter "0" if no fee is due):   ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
       were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
       before October 11, 1997, then report the amount of securities (number of shares or
       other units) deducted here: -0-. If there is a number of shares or other units that
       were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
       for which this form is filed that are available for use by the issuer in future fiscal
       years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
       issuer's fiscal year (See Instruction D):

                                                                +$ N/A
                                                              ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
       plus line 7]:

                                                                =$ 25.12
                                                              =============

Dreyfus Premier International Value Fund Class A
5.   Calculation of registration fee:

(I) Aggregate sale price of securities sold during the $ 312,555,407
fiscal year pursuant to section 24(f):   --------------

(ii) Aggregate price of securities redeemed or $ 217,746,980
repurchased during the fiscal year: --------------

(iii) Aggregate price of securities redeemed or $
repurchased during any PRIOR fiscal year ending no   --------------
earlier than October 11, 1995 that were not
previously used to reduce registration fees payable
to the Commission:

(iv) Total available redemption credits [add Items 5(ii) $ 217,746,980
and 5(iii):   --------------

(v) Net Sales - if Item 5(I) is greater than Item 5(iv) $ 94,808,427
[subtract Item 5(iv) from Item 5(i)]:   --------------

12

(vi)	Redemption credits available for use in future years -- if Item 5(I) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:	$0 --------------	
(vii)	Multiplier for determining registration fee (See Instruction C.9):	X .0001177 --------------	
(viii)	Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):	=$ 11,158.95 =============	

6.   If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-.   If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                          +$ N/A
                                                           ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                          =$ 11,158.95
                                                           =============

Dreyfus Premier International Value Fund Class B

5.   Calculation of registration fee:

(I)	Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):	$ 8,631,462 --------------
(ii)	Aggregate price of securities redeemed or repurchased during the fiscal year:	$ 2,463,919 --------------
(iii)	Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:	$ 0 --------------
(iv)	Total available redemption credits [add Items 5(ii) and 5(iii):	$ 2,463,919 -------------
(v)	Net Sales – if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:	$ 6,167,543 --------------
(vi)	Redemption credits available for use in future years -- if Item 5(I) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:	$() --------------
(vii)	Multiplier for determining registration fee (See Instruction C.9):	X .0001177 -------------
(viii)	Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):	=$ 725.92 =============

6.	If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.	Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

+$ N/A

8.	Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

=$ 725.92
=============

Dreyfus Premier International Value Fund Class C
5.	Calculation of registration fee:

(I)	Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):	$ 31,799,280	--------------
(ii)	Aggregate price of securities redeemed or repurchased during the fiscal year:	$ 7,393,660	--------------
(iii)	Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:	$ 0	--------------
(iv)	Total available redemption credits [add Items 5(ii) and 5(iii):	$ 7,393,660	-------------
(v)	Net Sales – if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:	$ 24,405,620	--------------
(vi)	Redemption credits available for use in future years -- if Item 5(I) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:	$(0)	--------------
(vii)	Multiplier for determining registration fee (See Instruction C.9):	X .0001177	--------------
(viii)	Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):	=$ 2,872.54	=============

6.	If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

     +$ N/A
     ----

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

     =$ 2,872.54
     ============

Dreyfus Premier International Value Fund Class R

5. Calculation of registration fee:

  (I) Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f): $ 36,827,755

  (ii) Aggregate price of securities redeemed or repurchased during the fiscal year: $ 14,066,656

  (iii) Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission: $ 0

  (iv) Total available redemption credits [add Items 5(ii) and 5(iii): $ 14,066,656

  (v) Net Sales – if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]: $ 22,761,099

  (vi) Redemption credits available for use in future years -- if Item 5(I) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]: $(0)

  (vii) Multiplier for determining registration fee (See Instruction C.9): X .0001177

  (viii) Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due): =$ 2,678.98
                  ==============

6. If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

     +$ N/A
     ----

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

```
                                                                        =$  2,678.98
                                                                        =============
```

Dreyfus Premier International Value Fund Class T

5.   Calculation of registration fee:

```
    (I)    Aggregate sale price of securities sold during the        $ 2,078,349
           fiscal year pursuant to section 24(f):                   --------------

    (ii)   Aggregate price of securities redeemed or                 $ 1,137,641
           repurchased during the fiscal year:                      --------------

    (iii)  Aggregate price of securities redeemed or                 $ 0
           repurchased during any PRIOR fiscal year ending no       --------------
           earlier than October 11, 1995 that were not
           previously used to reduce registration fees payable
           to the Commission:

    (iv)   Total available redemption credits [add Items 5(ii)       $ 1,137,641
           and 5(iii):                                              --------------

    (v)    Net Sales - if Item 5(I) is greater than Item 5(iv)         $ 940,708
           [subtract Item 5(iv) from Item 5(i)]:                    --------------

    (vi)   Redemption credits available for use in future           $(0)
           years -- if Item 5(I) is less than Item 5(iv)           --------------
           [subtract Item 5(iv) from Item 5(I)]:

    (vii)  Multiplier for determining registration fee (See           X   .0001177
           Instruction C.9):                                        --------------

    (viii) Registration fee due (multiply Item 5(v) by Item         =$ 110.72
           5(vii) (enter "0" if no fee is due):                     =============
```

6.   If the response to item 5(i) was determined by deducting an amount of securities that
        were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
        before October 11, 1997, then report the amount of securities (number of shares or
        other units) deducted here: -0-. If there is a number of shares or other units that
        were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
        for which this form is filed that are available for use by the issuer in future fiscal
        years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
        issuer's fiscal year (See Instruction D):

```
                                                                        +$ N/A
                                                                        -------------
```

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
        plus line 7]:

```
                                                                        =$ 110.72
                                                                        =============
```

Dreyfus Premier Select MidCap Growth Fund Class A

5.   Calculation of registration fee:

```
    (I)    Aggregate sale price of securities sold during the        $ 323,044
           fiscal year pursuant to section 24(f):                   --------------
```

(ii) Aggregate price of securities redeemed or $ (140,059)
      repurchased during the fiscal year: --------------

(iii) Aggregate price of securities redeemed or $ (17,332)
      repurchased during any PRIOR fiscal year ending no --------------
      earlier than October 11, 1995 that were not
      previously used to reduce registration fees payable
      to the Commission:

(iv) Total available redemption credits [add Items 5(ii) $ (157,392)
      and 5(iii):   --------------

 (v) Net Sales - if Item 5(I) is greater than Item 5(iv) $ 165,652
      [subtract Item 5(iv) from Item 5(i)]:   --------------

(vi) Redemption credits available for use in future $ -0-
      years -- if Item 5(I) is less than Item 5(iv)   --------------
      [subtract Item 5(iv) from Item 5(I)]:

(vii) Multiplier for determining registration fee (See   X   .0001177
      Instruction C.9):   --------------

(viii) Registration fee due (multiply Item 5(v) by Item   =$ 19.50
      5(vii) (enter "0" if no fee is due):   ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
      were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
      before October 11, 1997, then report the amount of securities (number of shares or
      other units) deducted here: -0-. If there is a number of shares or other units that
      were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
      for which this form is filed that are available for use by the issuer in future fiscal
      years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
      issuer's fiscal year (See Instruction D):
                                                         +$ N/A
                                                         ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
      plus line 7]:
                                                         =$ 19.50
                                                         =============

Dreyfus Premier Select MidCap Growth Fund Class B
5.   Calculation of registration fee:

(I)   Aggregate sale price of securities sold during the $ 451,306
      fiscal year pursuant to section 24(f):   --------------

(ii) Aggregate price of securities redeemed or $ (446,522)
      repurchased during the fiscal year: --------------

(iii) Aggregate price of securities redeemed or $ (72,638)
      repurchased during any PRIOR fiscal year ending no --------------
      earlier than October 11, 1995 that were not
      previously used to reduce registration fees payable
      to the Commission:

(iv) Total available redemption credits [add Items 5(ii) $ (519,160)
      and 5(iii):   --------------

17

```
      (v)   Net Sales - if Item 5(I) is greater than Item 5(iv)        $ -0-
            [subtract Item 5(iv) from Item 5(i)]:                       --------------


      (vi)  Redemption credits available for use in future             $( 67,854 )
            years -- if Item 5(I) is less than Item 5(iv)              --------------
            [subtract Item 5(iv) from Item 5(I)]:

      (vii) Multiplier for determining registration fee (See                X   .0001177
            Instruction C.9):                                          --------------


     (viii) Registration fee due (multiply Item 5(v) by Item           =$ -0-
            5(vii) (enter "0" if no fee is due):                       =============
```

6.   If the response to item 5(i) was determined by deducting an amount of securities that
        were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
        before October 11, 1997, then report the amount of securities (number of shares or
        other units) deducted here: -0-. If there is a number of shares or other units that
        were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
        for which this form is filed that are available for use by the issuer in future fiscal
        years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
        issuer's fiscal year (See Instruction D):

```
                                                                       +$    N/A
                                                                       -------------
```

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
        plus line 7]:

```
                                                                       =$ -0-
                                                                       =============
```

Dreyfus Premier Select MidCap Growth Fund Class C
5.   Calculation of registration fee:

```
      (I)   Aggregate sale price of securities sold during the         $ 367,443
            fiscal year pursuant to section 24(f):                     --------------

      (ii)  Aggregate price of securities redeemed or                  $ (41,530)
            repurchased during the fiscal year:                        --------------

      (iii) Aggregate price of securities redeemed or                  $   -0-
            repurchased during any PRIOR fiscal year ending no         --------------
            earlier than October 11, 1995 that were not
            previously used to reduce registration fees payable
            to the Commission:

      (iv)  Total available redemption credits [add Items 5(ii)        -$ (41,530)
            and 5(iii):                                                -------------

      (v)   Net Sales - if Item 5(I) is greater than Item 5(iv)         $ 325,913
            [subtract Item 5(iv) from Item 5(i)]:                      --------------


      (vi)  Redemption credits available for use in future             $(  -  )
            years -- if Item 5(I) is less than Item 5(iv)             --------------
            [subtract Item 5(iv) from Item 5(I)]:

      (vii) Multiplier for determining registration fee (See                X   .0001177
            Instruction C.9):                                          -------------
```

        (viii) Registration fee due (multiply Item 5(v) by Item   =$ 38.36
                5(vii) (enter "0" if no fee is due):   =============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
        were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
        before October 11, 1997, then report the amount of securities (number of shares or
        other units) deducted here: -0-. If there is a number of shares or other units that
        were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
        for which this form is filed that are available for use by the issuer in future fiscal
        years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
        issuer's fiscal year (See Instruction D):
                                                                      +$ N/A
                                                                      ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
        plus line 7]:
                                                                      =$ 38.36
                                                                      =============

Dreyfus Premier Select MidCap Growth Fund Class R
5.   Calculation of registration fee:

        (I)   Aggregate sale price of securities sold during the $ 26,404
                fiscal year pursuant to section 24(f):   ---------------

        (ii)   Aggregate price of securities redeemed or $ (20,198)
                repurchased during the fiscal year: ---------------

        (iii)   Aggregate price of securities redeemed or $ -0-
                repurchased during any PRIOR fiscal year ending no   ---------------
                earlier than October 11, 1995 that were not
                previously used to reduce registration fees payable
                to the Commission:

        (iv)   Total available redemption credits [add Items 5(ii) $ (20,198)
                and 5(iii):   -------------

        (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $ 6,206
                [subtract Item 5(iv) from Item 5(i)]:   ---------------

        (vi)   Redemption credits available for use in future $(-   )
                years -- if Item 5(I) is less than Item 5(iv)   ---------------
                [subtract Item 5(iv) from Item 5(I)]:

        (vii)   Multiplier for determining registration fee (See   X   .0001177
                Instruction C.9):   --------------

        (viii) Registration fee due (multiply Item 5(v) by Item   =$ .73
                5(vii) (enter "0" if no fee is due):   =============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
        were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
        before October 11, 1997, then report the amount of securities (number of shares or
        other units) deducted here: -0-. If there is a number of shares or other units that
        were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year

for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

+$ N/A
----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

=$ .73
============

Dreyfus Premier Select MidCap Growth Fund Class T
5.   Calculation of registration fee:

(I)   Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f): $ 43,195

(ii) Aggregate price of securities redeemed or repurchased during the fiscal year: $ (12,134)

(iii) Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission: $ -0-
----

(iv) Total available redemption credits [add Items 5(ii) and 5(iii):   -$ (12,134)

(v)   Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]: $ 31,061

(vi) Redemption credits available for use in future years -- if Item 5(I) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]: $(-0-   )

(vii) Multiplier for determining registration fee (See Instruction C.9):   X   .0001177

(viii) Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):   =$ 3.66
=============

6.   If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

+$ N/A
----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

=$ 3.66

```
                                                            ============
```

Dreyfus Premier Small Company Growth Fund – Class A

5.   Calculation of registration fee:

     (I) Aggregate sale price of securities sold during the $ 2,566,252
          fiscal year pursuant to section 24(f):   --------------

    (ii) Aggregate price of securities redeemed or $ (1,749,292)
          repurchased during the fiscal year: --------------

   (iii) Aggregate price of securities redeemed or $
          repurchased during any PRIOR fiscal year ending no   --------------
          earlier than October 11, 1995 that were not
          previously used to reduce registration fees payable
          to the Commission:

    (iv) Total available redemption credits [add Items 5(ii) $ (1,749,292)
          and 5(iii):   --------------

     (v) Net Sales - if Item 5(I) is greater than Item 5(iv) $ 816,960
          [subtract Item 5(iv) from Item 5(i)]:   --------------

    (vi) Redemption credits available for use in future $ -0-
          years -- if Item 5(I) is less than Item 5(iv)   --------------
          [subtract Item 5(iv) from Item 5(I)]:

   (vii) Multiplier for determining registration fee (See   X   .0001177
          Instruction C.9):   --------------

  (viii) Registration fee due (multiply Item 5(v) by Item   =$ 96.16
          5(vii) (enter "0" if no fee is due):   ============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
        were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
        before October 11, 1997, then report the amount of securities (number of shares or
        other units) deducted here: -0-. If there is a number of shares or other units that
        were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
        for which this form is filed that are available for use by the issuer in future fiscal
        years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
        issuer's fiscal year (See Instruction D):

                                                            +$ N/A
                                                            ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
        plus line 7]:

                                                            =$ 96.16
                                                            ============

Dreyfus Premier Small Company Growth Fund – Class B

5.   Calculation of registration fee:

     (I) Aggregate sale price of securities sold during the $ 281,852
          fiscal year pursuant to section 24(f):   --------------

    (ii) Aggregate price of securities redeemed or $ (393,621)
          repurchased during the fiscal year: --------------

(iii)   Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission: $ -0-
----

(iv)   Total available redemption credits [add Items 5(ii) and 5(iii): $ (393,621)

(v)   Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]: $ (111,769)

(vi)   Redemption credits available for use in future years -- if Item 5(I) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]: $(-0-)

(vii)   Multiplier for determining registration fee (See Instruction C.9):   X   .0001177

(viii)   Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):   =$ -0-
==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-.   If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

+$ N/A
----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

=$ -0-
============

Dreyfus Premier Small Company Growth Fund – Class C
5.   Calculation of registration fee:

(I)   Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f): $ 203,683

(ii)   Aggregate price of securities redeemed or repurchased during the fiscal year: $ (285,710)

(iii)   Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission: $ -0-
----

(iv)   Total available redemption credits [add Items 5(ii) and 5(iii): $ (285,710)

(v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $

```
           [subtract Item 5(iv) from Item 5(i)]:              --------------


    (vi)   Redemption credits available for use in future      $(82,027)
           years -- if Item 5(I) is less than Item 5(iv)       ---------------
           [subtract Item 5(iv) from Item 5(I)]:


    (vii)  Multiplier for determining registration fee (See        X    .0001177
           Instruction C.9):                                   --------------


   (viii)  Registration fee due (multiply Item 5(v) by Item     =$  -0-
           5(vii) (enter "0" if no fee is due):                =============
```

6.   If the response to item 5(i) was determined by deducting an amount of securities that
       were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
       before October 11, 1997, then report the amount of securities (number of shares or
       other units) deducted here: -0-. If there is a number of shares or other units that
       were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
       for which this form is filed that are available for use by the issuer in future fiscal
       years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
       issuer's fiscal year (See Instruction D):
```
                                                             +$   N/A
                                                             -------------
```

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
       plus line 7]:
```
                                                             =$   -0-
                                                             =============
```

Dreyfus Premier Small Company Growth Fund – Class R
5.   Calculation of registration fee:

```
    (I)    Aggregate sale price of securities sold during the     $  6,873
           fiscal year pursuant to section 24(f):                --------------


    (ii)   Aggregate price of securities redeemed or            $    (274,296)
           repurchased during the fiscal year:                   --------------


    (iii)  Aggregate price of securities redeemed or            $     -0-
           repurchased during any PRIOR fiscal year ending no    --------------
           earlier than October 11, 1995 that were not
           previously used to reduce registration fees payable
           to the Commission:


    (iv)   Total available redemption credits [add Items 5(ii)    $ (274,296)
           and 5(iii):                                           -------------


    (v)    Net Sales - if Item 5(I) is greater than Item 5(iv)     $ -0-
           [subtract Item 5(iv) from Item 5(i)]:                 --------------


    (vi)   Redemption credits available for use in future      $(267,423)
           years -- if Item 5(I) is less than Item 5(iv)       ---------------
           [subtract Item 5(iv) from Item 5(I)]:


    (vii)  Multiplier for determining registration fee (See        X    .0001177
           Instruction C.9):                                   -------------
```

```
        (viii)  Registration fee due (multiply Item 5(v) by Item        =$  -0-
                5(vii) (enter "0" if no fee is due):                       ==============
```

6.   If the response to item 5(i) was determined by deducting an amount of securities that
        were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
        before October 11, 1997, then report the amount of securities (number of shares or
        other units) deducted here: -0-. If there is a number of shares or other units that
        were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
        for which this form is filed that are available for use by the issuer in future fiscal
        years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
        issuer's fiscal year (See Instruction D):

```
                                                                        +$   N/A
                                                                          -------------
```

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
        plus line 7]:

```
                                                                        =$  -0-
                                                                          =============
```

Dreyfus Premier Small Company Growth Fund – Class T
5.   Calculation of registration fee:

```
        (I)    Aggregate sale price of securities sold during the      $ 83,918
               fiscal year pursuant to section 24(f):                   ---------------

        (ii)   Aggregate price of securities redeemed or               $  (275,390)
               repurchased during the fiscal year:                      ---------------

        (iii)  Aggregate price of securities redeemed or               $     -0-
               repurchased during any PRIOR fiscal year ending no       ---------------
               earlier than October 11, 1995 that were not
               previously used to reduce registration fees payable
               to the Commission:

        (iv)   Total available redemption credits [add Items 5(ii)     $  (275,390)
               and 5(iii):                                               -------------

        (v)    Net Sales - if Item 5(I) is greater than Item 5(iv)     $  -0-
               [subtract Item 5(iv) from Item 5(i)]:                     ---------------


        (vi)   Redemption credits available for use in future         $(191,472)
               years -- if Item 5(I) is less than Item 5(iv)            ---------------
               [subtract Item 5(iv) from Item 5(I)]:

        (vii)  Multiplier for determining registration fee (See        X   .0001177
               Instruction C.9):                                        --------------


        (viii) Registration fee due (multiply Item 5(v) by Item        =$ -0-
               5(vii) (enter "0" if no fee is due):                      ==============
```

6.   If the response to item 5(i) was determined by deducting an amount of securities that
        were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
        before October 11, 1997, then report the amount of securities (number of shares or
        other units) deducted here: -0-. If there is a number of shares or other units that
        were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year

for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                          +$ N/A
                                                             ----

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                          =$ -0-
                                                             ============

    Dreyfus Premier Strategic Value Fund – Class A
5. Calculation of registration fee:

    (I)   Aggregate sale price of securities sold during the $ 95,290,453
          fiscal year pursuant to section 24(f):   --------------

    (ii) Aggregate price of securities redeemed or $ (45,668,129)
          repurchased during the fiscal year: --------------

    (iii) Aggregate price of securities redeemed or $ (42,264,821)
          repurchased during any PRIOR fiscal year ending no   --------------
          earlier than October 11, 1995 that were not
          previously used to reduce registration fees payable
          to the Commission:

    (iv) Total available redemption credits [add Items 5(ii) $ (87,932,950)
          and 5(iii):   -------------

    (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $ 7,357,503
          [subtract Item 5(iv) from Item 5(i)]:   --------------

    (vi) Redemption credits available for use in future $ -0-
          years -- if Item 5(I) is less than Item 5(iv)   --------------
          [subtract Item 5(iv) from Item 5(I)]:

    (vii) Multiplier for determining registration fee (See   X   .0001177
          Instruction C.9):   -------------

    (viii) Registration fee due (multiply Item 5(v) by Item   =$ 865.98
           5(vii) (enter "0" if no fee is due):   =============

6. If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                          +$ N/A

8.	Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                                              =$ 865.98
                                                                                 ============

Dreyfus Premier Strategic Value Fund – Class B
5.	Calculation of registration fee:

    (I)	Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):

                              $ 3,932,9115

    (ii)	Aggregate price of securities redeemed or repurchased during the fiscal year:

                            $ (2,395,578)

    (iii)	Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:

                            $ -0-

    (iv)	Total available redemption credits [add Items 5(ii) and 5(iii):

                            $ (2,395,578)

    (v)	Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:

                            $ 1,537,333

    (vi)	Redemption credits available for use in future years -- if Item 5(I) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:

                            $(-0-)

    (vii)	Multiplier for determining registration fee (See Instruction C.9):

                            X   .0001177

    (viii)	Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):

                            =$ 180.94
                            =============

6.	If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.	Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                                              +$ N/A

8.	Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                                              =$ 180.94
                                                                                 ============

Dreyfus Premier Strategic Value Fund – Class C
5.	Calculation of registration fee:

    (I)	Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):

                            $ 3,842,551

    (ii)	Aggregate price of securities redeemed or

                            $ (774,585)

```
                repurchased during the fiscal year:             --------------

    (iii)  Aggregate price of securities redeemed or        $      -0-
           repurchased during any PRIOR fiscal year ending no  --------------
           earlier than October 11, 1995 that were not
           previously used to reduce registration fees payable
           to the Commission:

    (iv)   Total available redemption credits [add Items 5(ii)   $ (774,585)
           and 5(iii):                                         --------------

    (v)    Net Sales - if Item 5(I) is greater than Item 5(iv)   $ 3,067,966
           [subtract Item 5(iv) from Item 5(i)]:              --------------


    (vi)   Redemption credits available for use in future      $( -0- )
           years -- if Item 5(I) is less than Item 5(iv)      --------------
           [subtract Item 5(iv) from Item 5(I)]:

    (vii)  Multiplier for determining registration fee (See      X   .0001177
           Instruction C.9):                                  -------------


    (viii) Registration fee due (multiply Item 5(v) by Item    =$ 361.10
           5(vii) (enter "0" if no fee is due):               =============
```

6.   If the response to item 5(i) was determined by deducting an amount of securities that
     were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
     before October 11, 1997, then report the amount of securities (number of shares or
     other units) deducted here: -0-. If there is a number of shares or other units that
     were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
     for which this form is filed that are available for use by the issuer in future fiscal
     years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
     issuer's fiscal year (See Instruction D):

```
                                                             +$   N/A
                                                               -------------
```

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
     plus line 7]:

```
                                                             =$ 361.10
                                                               =============
```

Dreyfus Premier Strategic Value Fund – Class R
5.   Calculation of registration fee:

```
    (I)    Aggregate sale price of securities sold during the    $ 383,432
           fiscal year pursuant to section 24(f):             --------------

    (ii)   Aggregate price of securities redeemed or          $  (46,846)
           repurchased during the fiscal year:               --------------

    (iii)  Aggregate price of securities redeemed or          $   -0-
           repurchased during any PRIOR fiscal year ending no  --------------
           earlier than October 11, 1995 that were not
           previously used to reduce registration fees payable
           to the Commission:

    (iv)   Total available redemption credits [add Items 5(ii)   -$  (46,846)
           and 5(iii):                                         -------------
```

27

(v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $ 336,586
      [subtract Item 5(iv) from Item 5(i)]:   --------------

(vi) Redemption credits available for use in future $ -0-
      years -- if Item 5(I) is less than Item 5(iv)   --------------
      [subtract Item 5(iv) from Item 5(I)]:

(vii) Multiplier for determining registration fee (See   X   .0001177
      Instruction C.9):   --------------

(viii) Registration fee due (multiply Item 5(v) by Item   =$ 39.62
       5(vii) (enter "0" if no fee is due):   =============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
      were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
      before October 11, 1997, then report the amount of securities (number of shares or
      other units) deducted here: -0-. If there is a number of shares or other units that
      were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
      for which this form is filed that are available for use by the issuer in future fiscal
      years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
      issuer's fiscal year (See Instruction D):
                                                               +$ N/A
                                                               ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
      plus line 7]:
                                                               =$ 39.62
                                                               =============

Dreyfus Premier Strategic Value Fund – Class T
5.   Calculation of registration fee:

(I)   Aggregate sale price of securities sold during the $ 652,678
      fiscal year pursuant to section 24(f):   --------------

(ii) Aggregate price of securities redeemed or $ (48,199)
      repurchased during the fiscal year: --------------

(iii) Aggregate price of securities redeemed or $ -0-
      repurchased during any PRIOR fiscal year ending no   --------------
      earlier than October 11, 1995 that were not
      previously used to reduce registration fees payable
      to the Commission:

(iv) Total available redemption credits [add Items 5(ii) $ (48,199)
      and 5(iii):   -------------

(v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $ 604,479
      [subtract Item 5(iv) from Item 5(i)]:   --------------

(vi) Redemption credits available for use in future $(-0-)
      years -- if Item 5(I) is less than Item 5(iv)   --------------
      [subtract Item 5(iv) from Item 5(I)]:

(vii) Multiplier for determining registration fee (See   X   .0001177
      Instruction C.9):   -------------

    (viii) Registration fee due (multiply Item 5(v) by Item   =$ 71.15
           5(vii) (enter "0" if no fee is due):   =============

6.   If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                      +$ N/A
                                      ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                      =$ 71.15
                                      =============

Dreyfus Premier Structured Large Cap Value Class A
5.   Calculation of registration fee:

    (I)   Aggregate sale price of securities sold during the $ 22,176
          fiscal year pursuant to section 24(f):   --------------

    (ii) Aggregate price of securities redeemed or $ (10,337)
          repurchased during the fiscal year: --------------

    (iii) Aggregate price of securities redeemed or $ -0-
          repurchased during any PRIOR fiscal year ending no   --------------
          earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:

    (iv) Total available redemption credits [add Items 5(ii) $ (10,337)
          and 5(iii):   -------------

    (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $ 11,839
          [subtract Item 5(iv) from Item 5(i)]:   --------------

    (vi) Redemption credits available for use in future $(-)
          years -- if Item 5(I) is less than Item 5(iv)   --------------
          [subtract Item 5(iv) from Item 5(I)]:

    (vii) Multiplier for determining registration fee (See   X   .0001177
          Instruction C.9):   --------------

    (viii) Registration fee due (multiply Item 5(v) by Item   =$ 1.39
           5(vii) (enter "0" if no fee is due):   =============

6.   If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that

were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                                          +$ N/A
                                                                          ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                                          =$ 1.39
                                                                          =============

Dreyfus Premier Structured Large Cap Value Class B
5.   Calculation of registration fee:

    (I)   Aggregate sale price of securities sold during the $ 31,037
           fiscal year pursuant to section 24(f):   --------------

    (ii)   Aggregate price of securities redeemed or $ (105)
           repurchased during the fiscal year: --------------

    (iii) Aggregate price of securities redeemed or $ -0-
           repurchased during any PRIOR fiscal year ending no   --------------
           earlier than October 11, 1995 that were not
           previously used to reduce registration fees payable
           to the Commission:

    (iv)   Total available redemption credits [add Items 5(ii) $ (105)
           and 5(iii):   --------------

    (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $30,932
           [subtract Item 5(iv) from Item 5(i)]:   --------------

    (vi)   Redemption credits available for use in future $(-)
           years -- if Item 5(I) is less than Item 5(iv)   --------------
           [subtract Item 5(iv) from Item 5(I)]:

    (vii) Multiplier for determining registration fee (See   X   .0001177
           Instruction C.9):   -------------

    (viii) Registration fee due (multiply Item 5(v) by Item   =$ 3.64
           5(vii) (enter "0" if no fee is due):   =============

6.   If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                                          +$ N/A

30

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                                        =$ 3.64
                                                                        ============

Dreyfus Premier Structured Large Cap Value Class C
5.   Calculation of registration fee:

      (I)   Aggregate sale price of securities sold during the $ 79,896
             fiscal year pursuant to section 24(f):   --------------

      (ii)   Aggregate price of securities redeemed or $ (96)
             repurchased during the fiscal year: --------------

      (iii) Aggregate price of securities redeemed or $ -0-
             repurchased during any PRIOR fiscal year ending no   --------------
             earlier than October 11, 1995 that were not
             previously used to reduce registration fees payable
             to the Commission:

      (iv)   Total available redemption credits [add Items 5(ii) $ (96)
             and 5(iii):   --------------

      (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $79,800
             [subtract Item 5(iv) from Item 5(i)]:   --------------

      (vi)   Redemption credits available for use in future $(-)
             years -- if Item 5(I) is less than Item 5(iv)   --------------
             [subtract Item 5(iv) from Item 5(I)]:

      (vii) Multiplier for determining registration fee (See   X   .0001177
             Instruction C.9):   --------------

      (viii) Registration fee due (multiply Item 5(v) by Item   =$ 9.39
             5(vii) (enter "0" if no fee is due):   ============

6.   If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                                        +$ N/A
                                                                        ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                                        =$ 9.39
                                                                        ============

Dreyfus Premier Structured Large Cap Value Class R
5.   Calculation of registration fee:

      (I)   Aggregate sale price of securities sold during the $ 15,697
             fiscal year pursuant to section 24(f):   --------------

(ii) Aggregate price of securities redeemed or repurchased during the fiscal year: $ -0-

(iii) Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission: $ -0-

(iv) Total available redemption credits [add Items 5(ii) and 5(iii):   -$-0-

(v) Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]: $ 15,697

(vi) Redemption credits available for use in future years -- if Item 5(I) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]: $(-)

(vii) Multiplier for determining registration fee (See Instruction C.9):   X .0001177

(viii) Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):   =$ 1.85
               =============

6. If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):
               +$ N/A
               ----

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:
               =$ 1.85
               =============

Dreyfus Premier Structured Large Cap Value Class T
5. Calculation of registration fee:

(I) Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f): $ 11,552

(ii) Aggregate price of securities redeemed or repurchased during the fiscal year: $ (1,546)

(iii) Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable $ -0-
               ----

to the Commission:

   (iv) Total available redemption credits [add Items 5(ii) $ (1,546)
       and 5(iii):   --------------

    (v) Net Sales - if Item 5(I) is greater than Item 5(iv) $10,006
       [subtract Item 5(iv) from Item 5(i)]:   --------------

   (vi) Redemption credits available for use in future $(-)
       years -- if Item 5(I) is less than Item 5(iv)   --------------
       [subtract Item 5(iv) from Item 5(I)]:

  (vii) Multiplier for determining registration fee (See   X .0001177
       Instruction C.9):   --------------

 (viii) Registration fee due (multiply Item 5(v) by Item   =$ 1.18
       5(vii) (enter "0" if no fee is due):   ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
      were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
      before October 11, 1997, then report the amount of securities (number of shares or
      other units) deducted here: -0-. If there is a number of shares or other units that
      were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
      for which this form is filed that are available for use by the issuer in future fiscal
      years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
      issuer's fiscal year (See Instruction D):
                                                    +$ N/A
                                                 ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
      plus line 7]:
                                                =$ 1.18
                                              ==============

Dreyfus Premier Structured Midcap Fund – Class A
5.   Calculation of registration fee:

    (I) Aggregate sale price of securities sold during the $ 17,166,136
       fiscal year pursuant to section 24(f):   --------------

    (ii) Aggregate price of securities redeemed or $ (2,722,377)
       repurchased during the fiscal year: --------------

   (iii) Aggregate price of securities redeemed or $ -0-
       repurchased during any PRIOR fiscal year ending no   --------------
       earlier than October 11, 1995 that were not
       previously used to reduce registration fees payable
       to the Commission:

    (iv) Total available redemption credits [add Items 5(ii) $ (2,722,377)
       and 5(iii):   --------------

    (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $ 14,443,759
           [subtract Item 5(iv) from Item 5(i)]:   --------------

   (vi) Redemption credits available for use in future $(-0-)
           years -- if Item 5(I) is less than Item 5(iv)   --------------
           [subtract Item 5(iv) from Item 5(I)]:

   (vii) Multiplier for determining registration fee (See   X   .0001177
           Instruction C.9):   --------------

 (viii) Registration fee due (multiply Item 5(v) by Item   =$ 1,700.03
           5(vii) (enter "0" if no fee is due):   =============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
        were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
        before October 11, 1997, then report the amount of securities (number of shares or
        other units) deducted here: -0-. If there is a number of shares or other units that
        were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
        for which this form is filed that are available for use by the issuer in future fiscal
        years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
        issuer's fiscal year (See Instruction D):
                                                    +$ N/A
                                                  ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
        plus line 7]:
                                                =$ 1,700.03
                                              =============

Dreyfus Premier Structured Midcap Fund – Class B
5.   Calculation of registration fee:

    (I)   Aggregate sale price of securities sold during the $ 4,241,071
          fiscal year pursuant to section 24(f):   --------------

   (ii) Aggregate price of securities redeemed or $ (1,636,865)
          repurchased during the fiscal year: --------------

  (iii) Aggregate price of securities redeemed or $ -0-
          repurchased during any PRIOR fiscal year ending no   --------------
          earlier than October 11, 1995 that were not
          previously used to reduce registration fees payable
          to the Commission:

   (iv) Total available redemption credits [add Items 5(ii)
          and 5(iii): $ (1,636,865)

    (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $ 2,604,206
          [subtract Item 5(iv) from Item 5(i)]:   --------------

   (vi) Redemption credits available for use in future $(-0-)
          years -- if Item 5(I) is less than Item 5(iv)   --------------
          [subtract Item 5(iv) from Item 5(I)]:

(vii)	Multiplier for determining registration fee (See Instruction C.9):	X	.0001177

(viii)	Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):	=$	306.52
			==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                          +$ N/A
                                                             ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                          =$ 306.52
                                                             =============

Dreyfus Premier Structured Midcap Fund – Class C
5.   Calculation of registration fee:

(I)	Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):	$12,260,728	

(ii)	Aggregate price of securities redeemed or repurchased during the fiscal year:	$ (994,783)	

(iii)	Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:	$ -0-	

(iv)	Total available redemption credits [add Items 5(ii) and 5(iii):	$ (994,783)	

(v)	Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:	$ 11,265,945	

(vi)	Redemption credits available for use in future years -- if Item 5(I) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:	$(-0-)	

(vii)	Multiplier for determining registration fee (See Instruction C.9):	X .0001177	

(viii)	Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):	=$ 1,326.00	
		==============	

6.   If the response to item 5(i) was determined by deducting an amount of securities that
      were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
      before October 11, 1997, then report the amount of securities (number of shares or
      other units) deducted here: -0-. If there is a number of shares or other units that
      were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
      for which this form is filed that are available for use by the issuer in future fiscal
      years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
      issuer's fiscal year (See Instruction D):

                                                              +$ N/A
                                                                 ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
      plus line 7]:

                                                              =$ 1,326.00
                                                                 ============

Dreyfus Premier Structured Midcap Fund – Class R
5.   Calculation of registration fee:

      (I)   Aggregate sale price of securities sold during the $ 2,115,981
             fiscal year pursuant to section 24(f):   --------------

      (ii)   Aggregate price of securities redeemed or $ (327,895)
             repurchased during the fiscal year: --------------

      (iii) Aggregate price of securities redeemed or $ (190)
             repurchased during any PRIOR fiscal year ending no   --------------
             earlier than October 11, 1995 that were not
             previously used to reduce registration fees payable
             to the Commission:

      (iv)   Total available redemption credits [add Items 5(ii) $ (328,085)
             and 5(iii):   -------------

      (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $ 1,787,896
             [subtract Item 5(iv) from Item 5(i)]:   --------------

      (vi)   Redemption credits available for use in future $
             years -- if Item 5(I) is less than Item 5(iv)   --------------
             [subtract Item 5(iv) from Item 5(I)]:

      (vii) Multiplier for determining registration fee (See   X   .0001177
             Instruction C.9):   -------------

      (viii) Registration fee due (multiply Item 5(v) by Item   =$ 210.43
             5(vii) (enter "0" if no fee is due):   ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
      were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
      before October 11, 1997, then report the amount of securities (number of shares or
      other units) deducted here: -0-. If there is a number of shares or other units that
      were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
      for which this form is filed that are available for use by the issuer in future fiscal
      years, then state that number here: -0-.

7.	Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

		+$	N/A

8.	Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

		=$ 210.43
		=============

Dreyfus Premier Structured Midcap Fund – Class T
5.	Calculation of registration fee:

(I)	Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):	$ 2,308,497

(ii)	Aggregate price of securities redeemed or repurchased during the fiscal year:	$	(697,737)

(iii)	Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:	$	-0-
	--------------

(iv)	Total available redemption credits [add Items 5(ii) and 5(iii):	$ (697,737)

(v)	Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:	$ 1,610,760

(vi)	Redemption credits available for use in future years -- if Item 5(I) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:	$(-0-)

(vii)	Multiplier for determining registration fee (See Instruction C.9):	X	.0001177

(viii)	Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):	=$ 189.59
	=============

6.	If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.	Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

		+$	N/A

8.	Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

		=$ 189.59
		=============

Dreyfus Premier Technology Growth Fund – Class A

5.   Calculation of registration fee:

     (I)   Aggregate sale price of securities sold during the $ 93,781,171
          fiscal year pursuant to section 24(f):   --------------

     (ii) Aggregate price of securities redeemed or $ (174,298,851)
          repurchased during the fiscal year: --------------

     (iii) Aggregate price of securities redeemed or $ (84,980,854)
          repurchased during any PRIOR fiscal year ending no   --------------
          earlier than October 11, 1995 that were not
          previously used to reduce registration fees payable
          to the Commission:

     (iv) Total available redemption credits [add Items 5(ii)   -$ 259,279,705
          and 5(iii):   --------------

     (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $ 0
          [subtract Item 5(iv) from Item 5(i)]:   --------------

     (vi) Redemption credits available for use in future $(165,498,534)
          years -- if Item 5(I) is less than Item 5(iv)   --------------
          [subtract Item 5(iv) from Item 5(I)]:

     (vii) Multiplier for determining registration fee (See   X   .0001177
          Instruction C.9):   --------------

    (viii) Registration fee due (multiply Item 5(v) by Item   =$ "0"
          5(vii) (enter "0" if no fee is due):   =============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
     were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
     before October 11, 1997, then report the amount of securities (number of shares or
     other units) deducted here: -0-. If there is a number of shares or other units that
     were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
     for which this form is filed that are available for use by the issuer in future fiscal
     years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
     issuer's fiscal year (See Instruction D):

                                                 +$ N/A
                                               ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
     plus line 7]:

                                              =$ "0"
                                            =============

Dreyfus Premier Technology Growth Fund – Class B

5.   Calculation of registration fee:

     (I)   Aggregate sale price of securities sold during the $ 2,459,692
          fiscal year pursuant to section 24(f):   --------------

     (ii) Aggregate price of securities redeemed or $ (59,176,331)
          repurchased during the fiscal year: --------------

(iii)	Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:	$ (108,985,944) --------------
(iv)	Total available redemption credits [add Items 5(ii) and 5(iii):	-$ 168,162,275 --------------
(v)	Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:	$0 --------------
(vi)	Redemption credits available for use in future years -- if Item 5(I) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:	$ (165,702,583) --------------
(vii)	Multiplier for determining registration fee (See Instruction C.9):	X .0001177 --------------
(viii)	Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):	=$ "0" ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

+$ N/A
----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

=$ 0

=============

Dreyfus Premier Technology Growth Fund – Class C
5.   Calculation of registration fee:

(I)	Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):	$ 2,230,474 --------------
(ii)	Aggregate price of securities redeemed or repurchased during the fiscal year:	$ (33,527,229) --------------
(iii)	Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:	$ (78,196,696) --------------
(iv)	Total available redemption credits [add Items 5(ii) and 5(iii):	-$ 111,723,925 -------------

(v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $0
      [subtract Item 5(iv) from Item 5(i)]:   --------------

(vi) Redemption credits available for use in future $(109,493,451)
      years -- if Item 5(I) is less than Item 5(iv)   --------------
      [subtract Item 5(iv) from Item 5(I)]:

(vii) Multiplier for determining registration fee (See   X   .0001177
      Instruction C.9):   --------------

(viii) Registration fee due (multiply Item 5(v) by Item   =$ "0"
      5(vii) (enter "0" if no fee is due):   =============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
      were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
      before October 11, 1997, then report the amount of securities (number of shares or
      other units) deducted here: -0-. If there is a number of shares or other units that
      were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
      for which this form is filed that are available for use by the issuer in future fiscal
      years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
      issuer's fiscal year (See Instruction D):
                                                                 +$ N/A
                                                                 ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
      plus line 7]:
                                                                 =$ "0"
                                                                 =============

Dreyfus Premier Technology Growth Fund – Class R
5.   Calculation of registration fee:

      (I)   Aggregate sale price of securities sold during the $ 186,764,694
            fiscal year pursuant to section 24(f):   --------------

      (ii) Aggregate price of securities redeemed or $ (397,775,151)
            repurchased during the fiscal year: --------------

      (iii) Aggregate price of securities redeemed or $ (-0-)
            repurchased during any PRIOR fiscal year ending no   --------------
            earlier than October 11, 1995 that were not
            previously used to reduce registration fees payable
            to the Commission:

      (iv) Total available redemption credits [add Items 5(ii)   -$ 397,775,151
            and 5(iii):   -------------

      (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $
            [subtract Item 5(iv) from Item 5(i)]:   --------------

      (vi) Redemption credits available for use in future $ 211,010,457
            years -- if Item 5(I) is less than Item 5(iv)   --------------
            [subtract Item 5(iv) from Item 5(I)]:

      (vii) Multiplier for determining registration fee (See   X   .0001177
            Instruction C.9):   -------------

(viii)   Registration fee due (multiply Item 5(v) by Item   =$ -0-
         5(vii) (enter "0" if no fee is due):   ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
     were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
     before October 11, 1997, then report the amount of securities (number of shares or
     other units) deducted here: -0-. If there is a number of shares or other units that
     were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
     for which this form is filed that are available for use by the issuer in future fiscal
     years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
     issuer's fiscal year (See Instruction D):
                                                                    +$ N/A
                                                                    ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
     plus line 7]:
                                                                    =$ -0-
                                                                    =============

Dreyfus Premier Technology Growth Fund – Class T
5.   Calculation of registration fee:

     (I)   Aggregate sale price of securities sold during the $ 1,783,852
           fiscal year pursuant to section 24(f):   ---------------

     (ii) Aggregate price of securities redeemed or $ (2,709,856)
           repurchased during the fiscal year: ---------------

     (iii) Aggregate price of securities redeemed or $ (790,761)
           repurchased during any PRIOR fiscal year ending no   ---------------
           earlier than October 11, 1995 that were not
           previously used to reduce registration fees payable
           to the Commission:

     (iv) Total available redemption credits [add Items 5(ii)   -$ 3,500,617
           and 5(iii):   -------------

     (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $ 0
           [subtract Item 5(iv) from Item 5(i)]:   ---------------

     (vi) Redemption credits available for use in future $(1,716,765)
           years -- if Item 5(I) is less than Item 5(iv)   ---------------
           [subtract Item 5(iv) from Item 5(I)]:

     (vii) Multiplier for determining registration fee (See   X   .0001177
           Instruction C.9):   --------------

     (viii) Registration fee due (multiply Item 5(v) by Item   =$ "0"
            5(vii) (enter "0" if no fee is due):   ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
     were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
     before October 11, 1997, then report the amount of securities (number of shares or
     other units) deducted here: -0-. If there is a number of shares or other units that
     were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year

for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                        +$ N/A
                                                           ----

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                        =$ "0"
                                                          =============

TOTAL FOR ALL: **=$ 23,065.01**
                                                          =============

9. Date the registration fee and interest payment was sent to the Commission's lockbox depository:

        Method of Delivery:

                [X] Wire Transfer
                [   ] Mail or other means

                            SIGNATURES

        This report has been signed below by the following person on behalf of the issuer and in the capacity and on the date indicated.

By (Signature and Title)*
                            /s/ Michael A. Rosenberg
                            Michael A. Rosenberg, Secretary

        Date: November 28, 2005

* Please print the name and title of the signing officer below the signature.